SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                       Seven Hills Financial Corporation
                               (Name of Issuer)

                                 Common Shares
                        (Title of Class of Securities)

                                  817830 10 2
                                (CUSIP Number)

  Cynthia A. Shafer, Vorys, Sater, Seymour and Pease, Suite 2100, Atrium Two,
         221 East Fourth Street, Cincinnati, Ohio 45202 (513) 723-4009
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 24, 1996
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ____

     Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE:  See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

                                 SCHEDULE 13D


CUSIP NO.  817830 10 2                                       Page 2 of 5 Pages

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON:

            Roger L. Ruhl

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                 (a) ___
                                                 (b) ___
3.    SEC USE ONLY:


4.    SOURCE OF FUNDS:

            BK    00

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):   ____

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:              19,579
8.  SHARED VOTING POWER:             2,115
9.  SOLE DISPOSITIVE POWER:         18,731
10. SHARED DISPOSITIVE POWER:        2,115

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            21,694

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES:    ____

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
            3.99%

14.    TYPE OF REPORTING PERSON:
            IN

Item 1.           Security and Issuer.

            Common shares, no par value
            Seven Hills Financial Corporation

Item 2.           Identity and Background.

          (a)  Roger L. Ruhl

          (b)  6195 West Fork Road
               Cincinnati, Ohio 45247

          (c) Vice President of Marketing and Membership Development Greater Cincinnati Chamber of Commerce
               Suite 300
               441 Vine Street
               Cincinnati, Ohio 45202

          (d) During the last five years, Mr. Ruhl has not been convicted in a criminal proceeding.

          (e) During the last five years, Mr. Ruhl has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Ruhl is a citizen of the United States of America.

Item 3.           Source and Amount of Funds and Other Consideration.

     Mr. Ruhl purchased shares with a bank loan in connection with the initial public offering by the issuer in December 1993. In December 1993 and January 1994, Mr. Ruhl was awarded shares pursuant to the Seven Hills Savings Association Recognition and Retention Plan (the "RRP"), subject to approval of the RRP by the shareholders of the issuer, with no payment required to be made by Mr. Ruhl. In December 1993, Mr. Ruhl was awarded an option to purchase shares of the issuer subject to approval of the Seven Hills Financial Corporation 1993 Stock Option and Incentive Plan (the "Stock Option Plan") by the shareholders of the issuer. The shareholders of the issuer approved the RRP and the Stock Option Plan in October 1994.

Item 4.           Purpose of  Transaction.

     The shares purchased by Mr. Ruhl were acquired for investment. The shares awarded under the RRP and the options were received pursuant to benefit plans of the issuer.

Item 5.           Interest in Securities of the Issuer.

          (a) Mr. Ruhl beneficially owns 21,694 shares, which is 3.99% of the total issued and outstanding common shares of the issuer. Such amount is comprised of 14,636 shares and options to purchase 7,058 shares.

          (b) Mr. Ruhl has sole voting and dispositive power with respect to 11,673 outstanding shares held directly and 7,058 shares subject to the option; sole voting but no dispositive power with respect to 848 shares awarded but not yet distributed pursuant to the RRP; and shared voting and dispositive power with respect to 2,115 shares held by the RRP Trust and not yet awarded to participants, with respect to which Mr. Ruhl is a member of the RRP Committee of the issuer's Board of Directors.

                    The other members of the RRP Committee are James R. Maurer and Robert A. West. To Mr. Ruhl's knowledge, Mr. Maurer's address is 193 Richardson Place, Cincinnati, Ohio 45233; Mr. Maurer is retired; Mr. Maurer is a citizen of the United States of America; and during the past five years, Mr. Maurer has neither been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                    To Mr. Ruhl's  knowledge,  Mr. West's  address is 5676 Oak
               Vista Drive, Cincinnati, Ohio 45227; Mr. West is Vice President of Re-Machine & Retrofit Co., Inc.; Mr. West is a citizen of the United States of America; and during the past five years, Mr. West has neither been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (c) In connection with Mr. Ruhl's marriage dissolution, Mr. Ruhl's former spouse received 11,391 shares beneficially owned by Mr. Ruhl.

          (d)  Inapplicable.

          (e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships between Mr. Ruhl and any other person with respect to any securities of the issuer, except the Stock Option Plan and an award agreement pursuant thereto, the RRP and an award agreement pursuant thereto and the terms of the bank loan agreement.

Item 7.           Material to be Filed as Exhibits.

                    Exhibit A: Seven Hills  Financial  Corporation  1993 Stock
               Option and Incentive Plan (Incorporated by reference to Mr. Ruhl's Schedule 13D filed October 26, 1995 [the "1995 Schedule 13D"])

                    Exhibit B: Award  Agreement  Under the Stock  Option  Plan
               (Incorporated by reference to the 1995 Schedule 13D)

                    Exhibit C: Seven Hills Savings Association Recognition and
               Retention Plan  (Incorporated by reference to the 1995 Schedule
               13D)

                    Exhibit D: Award Agreement Under the RRP  (Incorporated by
               reference to the 1995 Schedule 13D)


Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Roger L. Ruhl
Signature


Roger L. Ruhl
Name


July 1, 1996
Date